Exhibit 12

CVB Financial Corp.

Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	For the Year ended December 31,
	2011	2010	2009	2008	2007
	(Dollars in thousands)
Earnings excluding interest on deposits (1):
Earnings Before Taxes	$120,804	$86,739	$89,249	$85,748	$83,063
Fixed Charges	28,296	41,946	65,510	104,869	112,395

	$149,100	$128,685	$154,759	$190,617	$195,458

Preferred Dividends (2):	$—	$—	$5,827	$774	$—

Fixed charges (1):
Interest on borrowings	$26,331	$39,719	$63,539	$103,038	$110,838
Amortization of debt expense	0	0	0	120	120
Interest portion of rental expense	1,965	2,227	1,971	1,711	1,437

	$28,296	$41,946	$65,510	$104,869	$112,395

Ratio of earnings to fixed charges	5.27	3.07	2.36	1.82	1.74

Ratio of earnings to fixed charges and preferred dividends	5.27	3.07	2.27	1.81	1.74

Earnings including interest on deposits (1):
Earnings Before Taxes	120,804	86,739	89,249	85,748	83,063
Fixed Charges	37,004	60,199	90,466	140,670	181,692

	157,808	146,938	179,715	226,418	264,755

Preferred Dividends (2):	$—	$—	$5,827	$774	$—

Fixed charges (1):
Interest on deposits	8,708	18,253	24,956	35,801	69,297
Interest on borrowings	26,331	39,719	63,539	103,038	110,838
Amortization of debt expense	0	0	0	120	120
Interest portion of rental expense	1,965	2,227	1,971	1,711	1,437

	37,004	60,199	90,466	140,670	181,692

Ratio of earnings to fixed charges	4.26	2.44	1.99	1.61	1.46

Ratio of earnings to fixed charges and preferred dividends	4.26	2.44	1.92	1.60	1.46

(1)	As defined in Item 503(d) of Regulation S-K.
(2)	The prefered dividends were increased to amounts representing the pretax earnings that would be required to cover such dividend requirements.